James L. Janik

President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

March 8, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3030

100 F Street, NE

Washington D.C. 20549

Attention: Russell Mancuso

Re:          Your Comment Letter dated February 25, 2010 regarding

Douglas Dynamics, Inc.’s Registration Statement on

Form S-1 Filed January 29, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

Douglas Dynamics, Inc. (the “Company,” “we” or “our”) has received the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2010 (the “Registration Statement”).  We have endeavored to respond fully to each of your comments and questions.  For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.  We have filed today with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and have included with this letter a marked copy of Amendment No. 1.

Form S-1, filed January 29, 2010

Prospectus

1.                                      Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

In response to the Staff’s comment, the Company confirms that any preliminary prospectus it circulates in connection with this proposed offering will include all non-Rule 430A information, including the price range and related information and that it will complete all other information that was left blank throughout the document, except to the extent permitted to be omitted pursuant to Rule 430A.

Table of Contents

2.                                      Refer to the second and third paragraphs following your table of contents.  Your risk factors must immediately follow a one-page cover and a prospectus summary.  While we do not object to the location of your table of contents, other disclosure should be relocated to another section of your document.  Please revise.

In response to the Staff’s comment, the Company has revised the Registration Statement to move the second paragraph following the table of contents into a new section entitled “Industry Information” appearing on page 27 of Amendment No. 1 and the third paragraph following the table of contents into the “Company Information” subsection of our prospectus summary on page 8 of Amendment No.1.

Prospectus Summary, page 1

3.                                      Refer to the second italicized paragraph.  Please avoid reliance on defined terms in your document.  If the meaning is not clear from the context, then revise for clarity.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove the second half of the second italicized paragraph on page 1 beginning with “the ‘Aurora Entities’…” through the end of the paragraph and has inserted clarifying disclosure throughout the Registration Statement with respect to the use of the terms enumerated therein.  The Company, however, has retained the first part of the paragraph highlighting the various terms used throughout the prospectus to refer to the issuer, as the Company believes, given the frequent use of these terms, that inclusion of such disclosure in a prominent position at the beginning of the prospectus will be useful to investors.

Our Company, page 1

4.                                      Your prospectus summary should not include a lengthy description of your business and strategy.  Further, we note that nearly identical disclosure appears later in your prospectus.  In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering.  Additionally, your summary should be a balanced presentation of the most significant aspects of your offering – not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in your document.  Therefore, it is unclear why much of the detail in this section regarding your business, industry, strengths, strategy and principal stockholders is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document.  Please revise substantially.

In response to the Staff’s comment, the Company has eliminated some detail included in various portions of the prospectus summary.  We strongly believe, however, that the overall scope of the topics addressed in the prospectus summary are appropriate and necessary to give investors a clear, comprehensive understanding of the various aspects of our business and further believe that the disclosure is a balanced presentation of the Company’s business and the most significant aspects of the offering.  While we appreciate that there is some minimal overlap with the disclosure in our Business section, we believe this level of overlap is appropriate.  The Business section includes significant additional information regarding the Company’s business, including, among other things, detailed additional disclosure regarding the Company’s products and product development, distributor network, sales programs, manufacturing and facilities, competition, warranties and legal proceedings.

5.             Please provide us independent, objective support for your statements of leadership, market share and product breadth and your statements regarding the largest installed base, most extensive distribution network, most operationally efficient, best-in-class customer service and responsiveness, and industry leading shipping performance.  Ensure that your response addresses your disclosure on page 18 that some of your competitors may have lower costs, superior service or technology or more favorable operating conditions.

In response to the Staff’s comment and in support of the referenced statements, as previously discussed with the Staff, the Company supplementally provides herewith pursuant to Rule 418 of the Securities Act of 1933, as amended, relevant sections from a study and report that provide support for the Company’s statements.  With respect to the statements on page 17 of Amendment No. 1 regarding the Company’s competitors, the Company supplementally advises the Staff that such statements are primarily based on the Company’s general knowledge of its industry and the business of its competitors, but the Company does not have additional independent support for such statements beyond the limited data provided from the study and report referenced above as such information is closely guarded by its competitors.  Nevertheless, such statements are intended to highlight certain risks to the Company and the Company believes it is important that its investors be apprised of such risks.

6.                                      We note the results of operations you disclose for the nine months ended September 30, 2009.  If you elect to highlight this information, please balance your statement with equally prominent disclosure of how the results compare to the corresponding period in the prior year.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 1 of Amendment No. 1 to include comparative information for the corresponding period in the prior year.

Distributors by Region, page 2

7.                                      Please tell us whether your reference to “Korea” means South Korea.

In response to the Staff’s comment, the Company confirms that the reference to Korea means South Korea and has revised the applicable disclosure on pages 2 and 67 of Amendment No. 1.

Our Industry, page 3

8.                                      Please tell us whether all industry data you cite in your document is publicly available.  Also tell us whether:

•                                          you commissioned the preparation of such data;

•                                          the data was prepared for use in your registration statement;

•                                          you are affiliated with the sources of the data;

•                                          the sources of the data consented to your use of their data in this registration statement; and

•                                          how you confirmed that the data used in your registration statement reflects the most recent available information.

In response to the Staff’s comment, the Company supplementally advises the Staff that snowfall data presented in the Registration Statement is publicly available.  The other industry data cited in the Registration Statement is either based on management’s belief and experience in the industry or is based on the information referenced in response to Comment 5 above, which is not generally publicly available.  Further, the Company advises that it commissioned the preparation of the data reflected in the study described in response to Comment 5, however, such data and such study were prepared for the Company in the assessment of its business and not in connection with the preparation of the Registration Statement.  The Company is not affiliated with the preparer of the study, and has not obtained that entity’s consent to specifically reference it and its report by name in the Registration Statement.  The Company believes the data reflected in the Registration Statement reflects the most recently available information and is not aware of any study or report that reflects more current data.

Our Competitive Strengths, page 4

9.                                      We note the disclosure on pages 5 and 63 of “adjusted EBITDA margins.”  Please tell us where you have provided the disclosures required by Item 10(e) of Regulation S-K as it relates to this non-GAAP measure.

In response to the Staff’s comment, the Company has included additional disclosure regarding Adjusted EBITDA margins on page 12 of Amendment No. 1 including the disclosures required by Item 10(e) of Regulation S-K.

Strong Cash Flow Generation, page 5

10.                               Clarify how you have “reduced indebtedness” given the disclosures on pages F-3 and F-36.  Also clarify how your cash flow has allowed you to “pay substantial dividends” given the first sentence on page 30.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 5 of Amendment No. 1 to clarify that the Company’s cash flow has allowed us to reduce long term debt.  Further, with respect to the payment of dividends, the Company supplementally advises the Staff that in 2005 and 2006, the Company paid a dividend of $52.5 million and $2.5 million, respectively, to its stockholders.

Contemplated Financing Transactions  . . ., page 8

11.                               We note the “contemplated” transactions you mention, including that you “may” increase your existing term loan facility.  Please expand to clarify why you do not know whether you will engage in the transactions you mention.  Also, if you amend your senior credit facilities, as you indicate here and at the bottom of page 30, please file that amendment as an exhibit.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has determined that it will proceed with increasing its existing term loan facility and amending the senior credit facilities.  While the Company is currently in discussions with its lenders regarding the specific terms of such proposed transactions, the Company has revised its disclosure throughout the Registration Statement to clarify the structure of such proposed transactions.  The Company further confirms that it will file all applicable amendments to its senior credit facilities as exhibits to the Registration Statement as soon as such documents are finalized and will update the prospectus to disclose the material features of such amendments.

Company Information, page 9

12.                               With a view toward disclosure, tell us why the reference to your website address is blank.

In response to the Staff’s comment, the Company advises the Staff that it is currently working with a third party website provider to create its new website.  As the website is not yet operational, the Company did not include the address in the Registration Statement to avoid providing any disclosure that could be confusing to investors.  The Company advises the Staff that it will include the full address once the Company’s website has been completed, which will occur prior to the effectiveness of the Registration Statement.

Discussion of Adjusted EBITDA, page 13

13.                               We see that you disclose Adjusted EBITDA as a financial performance measure.  We also see that Adjusted EBITDA is defined in your senior credit facilities and that these two measures are calculated differently.  Please tell us why you believe that the presentation and discussion of two distinct Adjusted EBITDA measures is not confusing to investors.

In response to the Staff’s comment, the Company advises the Staff that the Company’s methodology of calculating Adjusted EBITDA as a financial performance measure is substantially similar to the measurement of Consolidated Adjusted EBITDA under the Company’s senior credit facilities, although the definition in the senior credit facilities excludes additional non-cash charges and non-recurring expenses, which the Company has not incurred during the periods presented.  The Company has revised the applicable disclosure on page 12 of Amendment No. 1 accordingly.

Risk Factors, page 15

14.                               Please tell us whether you will be a controlled company under applicable exchange rules, and if so, how you evaluated whether that status creates material risks.

In response to the Staff’s comment, the Company advises the Staff that following consummation of the offering, it will not be a controlled company under the applicable rules of the New York Stock Exchange.

If we are unable to enforce, page 18

15.                               Please clarify why your “intellectual property rights may not be valid or enforceable.”

In response to the Staff’s comment, the Company has included additional disclosure on page 17 of Amendment No. 1 to further explain why its intellectual property rights could be found to be invalid.

We are subject to complex laws and regulations, page 18

16.                               Please clarify why you do not know whether existing laws will harm your business or financial conditions or whether you will require large expenditures to comply with these laws.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 17-18 of Amendment No. 1.

Provisions of Delaware law and our charter  . . ., page 25

17.                               Please expand to clarify how the affiliates you mention are exempt from Section 203 of the Delaware General Corporation Law.  For example, are they not “interested stockholders?”  If, instead, these entities are exempted pursuant to your governing documents, please tell us the authority on which you relied to be able to exempt shareholders.  Also, if those entities are exempt, please revise your disclosure on page 110 to refer to the exemption.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of Amendment No. 1 to clarify why Section 203 of the DGCL does not apply to transactions between the Company and affiliates of Aurora Capital and Ares Management.

We are a holding company, page 26

18.                               With a view toward clarified disclosure in an appropriate section of your document, please provide us your analysis of the extent to which conditions could deteriorate without triggering contractual or legal restrictions on your ability to pay dividends.

In response to the Staff’s comment, the Company advises the Staff that it has included disclosure regarding the risks related to its dividend policy on pages 19 and 25-26 and an explanation of the mechanics of the restrictions on its ability to pay dividends on pages 29-30.  In short, assuming no event of default or, in the case of the revolving credit facility, a liquidity event occurs and assuming no other restricted payments are made, the Company will have the ability to pay dividends of up to an aggregate of $10,000,000 plus an additional amount based on Adjusted EBITDA, subject to adjustment.  Accordingly, any decrease in Adjusted EBITDA will have a corresponding effect the Company’s ability to pay dividends.

Cautionary Statement, page 28

19.                               Please do not invoke a statutory safe harbor that is not applicable to you.  See for example, Securities Act Section 27A(a)(1) and (b)(2)(D).

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 27 of Amendment No. 1.

Uses of proceeds, page 29

20.                               The placement of “Proceeds to selling stockholders” implies that the selling stockholders will receive a portion of the offering proceeds from you.  This appears inconsistent with your disclosure that the selling stockholders will receive their own proceeds from the sales of shares they hold.  Please clarify.

In response to the Staff’s comment, the Company has deleted the reference in the “Uses” column to “Proceeds to the selling stockholders” and revised the first caption under the “Sources” column to clarify that it reflects “Gross offering proceeds to us.”

21.                               Expand to disclose how you intend to use the proceeds you may receive from shares you sell pursuant to the over-allotment option.

The Company has revised the disclosure throughout Amendment No. 1 to clarify that only the selling stockholders will be selling additional shares pursuant to the over-allotment option.

22.                               With a view toward disclosure in this section, please tell us the amount of proceeds that you will use to make payments to affiliates or underwriters, whether through the repurchase of preferred stock, the repayment of debt, the fee mentioned in the last full paragraph on page 105 or otherwise.

In response to the Staff’s comment, the Company anticipates that it will pay an aggregate of $5.8 million to Aurora Management Partners and ACOF Management, L.P. in connection with the amendment and restatement of the Company’s management services agreement as described on pages 108-109 of Amendment No. 1 and an undetermined amount to redeem the outstanding share of Series B and Series C preferred stock held by Aurora and Ares, respectively.  The Company has included additional disclosure on page 28 of Amendment No. 1 to reflect such uses.

Dividend Policy and Restrictions, page 30

23.                               Please revise to avoid long, complex, legalistic sentences or copying legalistic terms directly from contracts.  Instead, provide disclosure that is clear and understandable to investors.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 29-30 of Amendment No.1.

General, page 30

24.                               Given your disclosure on page 31 that no “Restricted Payment Amounts” were available for dividends as of December 31, 2008 and September 30, 2009, clarify why you believe you can and will declare and pay dividends after this offering consistent with your senior credit facilities.

In response to the Staff’s comment, the Company supplementally advises the Staff that no “Restricted Payment Amounts” were available for dividends as of December 31, 2008 and December 31, 2009 due to certain restrictions under the Senior Notes which have been incorporated into the Company’s senior credit facilities.  The Company expects that certain of these restrictions will be removed prior to the consummation of this offering, and  that upon the expected redemption of the senior notes 30 days after consummation of this offering, the Company will have sufficient availability to declare and pay dividends pursuant to its dividend policy in accordance with the terms of its amended senior credit facilities, however, these terms have not been definitively determined as the Company is still in discussions with its lenders regarding the terms of its amended senior credit facilities. The Company has revised the applicable disclosure on page 30 of Amendment No. 1 to explain why no “Restricted Payment Amounts” were available on the referenced dates.

Senior Credit Facilities., page 30

25.                               Please reconcile the entities named here with the entities named in exhibit 21.1.

In response to the Staff’s comment, the Company has revised the applicable disclosure throughout Amendment No. 1.

Capitalization, page 33

26.                               Please revise to remove the caption “cash and cash equivalents” from the table on page 33 since this should not be part of your capitalization.

In response to the Staff’s comment, the Company advises the Staff that it recognizes that cash and cash equivalents is not part of its capitalization.  To this end, the Company has differentiated between its cash and cash equivalents, on the one hand, and its capitalization, on the other hand, in both the introductory paragraph of this section and the accompanying table.  The Company, however, believes it is important for investors to present its pro forma cash and cash equivalents in this section as a significant portion of the Company’s cash as well as its proceeds from the offering will be used to redeem the Company’s senior notes and for other transactions related to the offering.

Dilution, page 35

27.                               With a view toward disclosure, tell us how your adjusted net tangible book value and dilution to new investors will change if the underwriters exercise their over-allotment option in full.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 33-34 of Amendment No. 1.

28.                               With a view toward disclosure, tell us how the numbers and percentages in the table would change assuming the exercise of all outstanding options.  Also tell us how the numbers and percentages in the table would change assuming full exercise by the underwriter of the over-allotment option.

In response to the Staff’s comment, the Company has included the requested disclosure on page 34 of Amendment No. 1.

Selected Consolidated Financial Data, page 36

29.                               Please revise to also discuss the derivation of the financial data as of the year ended December 31, 2006.  We see that your current discussion is silent to that period.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1 to reflect that the financial data presented thereon for the year ended December 31, 2006 is derived from its historical financial statements not included in the prospectus.

Management’s Discussion and Analysis  . . ., page 38

30.                               With a view toward disclosure, please quantify the impact of the planned redemption of your senior notes and potential increase to your existing term loan facility on your financial condition and results of operation.  For example, describe how your historical interest expense was impacted by the senior notes and the impact the redemption of those notes will have on your interest expense in future periods.

In response to the Staff’s comment, the Company has provided additional disclosure on page 52 of Amendment No. 1.

Costs of Sales and Selling  . . ., page 39

31.                               You mention here and page 41 rising steel costs during the first nine months of 2009.  You refer on page 17 to a “downward trend in steel prices throughout most of 2009.”  Please reconcile.

In response to the Staff’s comment, the Company supplementally advises the Staff that steel prices did not rise during 2009.  However, average steel prices were higher during 2009 than in 2008 due to the fact that increases in the price of steel peaked in December 2008 (although they began to decrease slightly during 2009). The Company has revised the applicable disclosure on pages 38 and 41 of Amendment No. 1.

Net Sales, page 41

32.                               Please quantify the effect of the price increase.  Also, throughout your Management’s Discussion and Analysis, please discuss and quantify the effect of new products; we note the disclosure regarding 50% of sales on page 63.  See Regulation S-K Item 303(a)(3)(iii).

In response to the Staff’s comment, the Company has included the requested disclosure on pages 6, 40, 42 and 65 of Amendment No. 1.

Year ended December 30, 2008 compared to year ended December 31, 2007, page 42

Selling, General and Administrative, page 43

33.                               To the extent that you attribute increases in selling, general and administrative expenses to increases in labor headcount and marketing and incentive plans, please revise to provide an indication of the number and nature of labor positions added and the nature and impact of marketing and incentive plans implemented.

In response to the Staff’s comment, the Company has included additional disclosure on page 42 of Amendment No. 1.

Discussion of Critical Accounting Policies, page 45

34.                               Please tell us how you considered that you should provide a discussion within critical accounting policies of the judgments involved in determining the lower of cost or market value of inventory each period.  In this regard, we see from page F-35 of your consolidated financial statements that you decreased your inventory impairment reserve by $1.3 million.  Please tell us and revise to disclose the nature of the reduction in your inventory “reserve.”  We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.

Historically, the Company has not experienced write downs related to lower of cost or market matters.  In response to the Staff’s comments, the Company has included additional disclosure within critical accounting policies on page 46 of Amendment No. 1 to discuss the Company’s policy for reserve for excess and obsolete inventory.  Separately, the Company has expanded its disclosure in Note 17 to the financial statements on page F-34 of Amendment No. 1 to indicate that “change to reserve, net” relates to reductions in the reserve that resulted from the disposal of inventory.

Goodwill and Other Intangible Assets, page 47

35.                               Please revise to provide a discussion of the specific judgments and assumptions that management uses to determine fair value of your reporting unit.  Describe the methodology used to assess whether there may be impairment of goodwill in the first step of your goodwill impairment analysis.

In response to the Staff’s comment, the Company has revised the discussion of “Goodwill and Other Intangible Assets” on page 45 of Amendment No. 1 to discuss the specific judgments and assumptions that management uses to determine the fair value of the Company’s reporting unit and to describe the methodology used to assess whether there may be an impairment of goodwill in the first step of the Company’s goodwill impairment analysis.

Liquidity and Capital Resources, page 49

Senior Credit Facilities, page 53

36.                               We see that the senior credit facilities include certain covenants that use “Adjusted EBITDA,” as defined on pages 31 and F-19.  To the extent that you believe the credit facility is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, tell us how you considered that you should disclose “Adjusted EBITDA” as calculated by the debt covenant in your discussion of liquidity.  If you determine that you should disclose Adjusted EBITDA as defined in the credit facilities, you should consider also disclosing the following in connection with the measure:

•                  the material terms of the credit agreement including the covenant;

•                  the amount or limit required for compliance with the covenant; and

•                  the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity.

We refer you to the requirements of Item 303 of Regulation S-K.  Please also consider the guidance in Question 102.09 of the Compliance & Disclosure Interpretations on the use of non-GAAP financial measures available at www.sec.gov.

The Company advises the Staff that while Adjusted EBITDA is used under the senior credit facilities for purposes of calculating the Company’s ability to take certain actions such as making restricted payments, the Company is generally not subject to financial maintenance covenants in the absence of a liquidity event.  Specifically, while Adjusted EBITDA is a component of the fixed charge coverage ratio, the Company does not believe the fixed charge coverage ratio covenant is material to an investor’s understanding of the Company’s financial condition and/or liquidity, as the Company is not obligated to comply with such covenant unless and until a liquidity event occurs.  As a result, the Company believes that additional disclosure regarding Adjusted EBITDA in the discussion of liquidity is unnecessary.

Seasonality and Year-to-Year Variability, page 55

37.                               Refer to your disclosure regarding your data being based on snowfall levels in 66 cities in 26 states.  Please tell us:

•                  whether the 66 cities are the only cities in those 26 states that report data, and if not, why you have chosen to disclose information based only on those cities;

•                  how your charts comparing sales to snowfall adjust for the effect of new distributors; and

•                  how your charts comparing sales to snowfall adjust for your sales outside of the 66 cities and 26 states.

In response to the Staff’s comment, the Company advises the Staff that the 66 cities in 26 states are not the only locations that report snowfall data.  The Company, however, has chosen to focus on this set of data as it represents the key metropolitan areas in the states where snowfall is a regular occurrence and coincides with our historical U.S. market in terms of seasonal weather patterns. Therefore, the Company believes this set of data is the most relevant to the Company’s business.  Further, the Company advises the Staff that these cities and states represent the geographic locations where the Company has tracked snowfall for several decades and therefore use of this metric provides the Company with a uniform historical basis for comparison.

The charts comparing sales to snowfall are not weighted or adjusted to account for new distributors or increased market size.  Rather, our compilation provides a historical view of consistent snowfall information.  In cases where we have added new distributors, sales from such distributors would be included within the total sales data and could result in an increase relative to stable snowfall measurements.

The charts are not adjusted for sales outside of the 66 cities and 26 states as these locations represent the core markets for our US sales. The majority of sales come from locations in or near those selected markets.  Also, there is no standardized source for international snowfall data.  We focus on snowfall for our core business in the US for which we have consistent, timely and reliable weather data.

Interest Rate Risk, page 57

38.                               We note your statement in the first paragraph that the interest rate could increase based on average daily availability.  With a view toward disclosure, please show us the effect on the interest rate of hypothetical changes in average daily availability.

In response to the Staff’s comment, the Company has included the requested disclosure on page 56 of Amendment No. 1.

Commodity Price Risk, page 58

39.                               With a view toward disclosure, please tell us whether the 18% that you disclose at the bottom page 16 is the typical portion of your margin affected by the commodities addressed in this paragraph.

In response to the Staff’s comment, the Company has included additional disclosure on page 56 of Amendment No. 1 to provide detail regarding our steel purchases as a percentage of revenue for the past three fiscal years and has also updated the risk factor on pages 15-16 of Amendment No. 1 to include the same.

History, page 60

40.                               You disclose here and on page 36 that your business was acquired by your current shareholders in March 2004.  You disclose on page 9 that only the affiliates of Aurora Capital acquired your business in March 2004.  Please reconcile.  If your principal stockholders are affiliated, then please ensure your disclosure describes the nature of the affiliation.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 58 of Amendment No. 1, to clarify that our business was acquired by affiliates of Aurora Capital Group in March 2004, and that subsequent to such acquisition, affiliates of Ares Management acquired their equity interests in us from those affiliates of Aurora Capital Group.

Products, page 65

41.                               Please provide the third-year revenue by product class as required by Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 64 of Amendment No. 1 to include the percentage of revenue by product class for the three years ended December 31, 2007, 2008 and 2009.

Sales Programs, page 68

42.                               Please ensure the nature of your sales programs are clear from your disclosure.  For example, it is unclear how the program mentioned in the first full paragraph on page 69 is an “accounts receivable securitization facility.”  Please revise.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 67 of Amendment No. 1 to clarify the nature of our financing program previously referred to as an accounts receivable securitization facility. Under this financing program, the distributor finances its purchases directly with the third party financing company.

43.                               Please expand the third paragraph to disclose who is responsible for the debt if the customer does not pay.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67-68 of Amendment No. 1 as requested to disclose that our third party finance provider bears the residual risk for the debt if the customer does not pay.

Employees, page 71

44.                               With a view toward clarified disclosure, please tell us (1) the effect of the closing of your Tennessee facility on your disclosure of the number of your employees, and (2) the amount by which your number of temporary employees changes during the year.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages 69-70 to include the requested disclosure.

Safety Record, page 71

45.                               Please clarify how you define “outstanding” and “good.”

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 70 of Amendment No. 1.

Competition, page 71

46.                               Please discuss material methods of competition and your competitive position relative to those factors.  We note for example, your reference to price on page 16.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 70 of Amendment No. 1.

Intellectual Property, page 71

47.                               Please expand to clarify briefly the nature of the claims covered by the intellectual property you mention.  We note the references to “technologies” and “product features and product designs,” which do not appear to adequately describe the scope of your patents and patent applications.  Also disclose the duration of the intellectual property you possess.  Distinguish between granted patents and patent applications.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 70 of Amendment No. 1.

Regulation, page 72

48.                               Please disclose the nature of the hazardous materials used in your business and previously used on your property.

In response to the Staff’s comment, the Company has included additional disclosure on page 72 of Amendment No. 1 regarding the nature of the hazardous materials used in our business and, to the extent known by the Company, previously used on our properties.

49.                               With a view toward clarified disclosure, please tell us whether you comply with applicable laws and regulations.

In response to the Staff’s comment, the Company has included additional disclosure on page 72 of Amendment No. 1 that it is in material compliance with the applicable laws and regulations described therein.

Directors and Executive Officers, page 74

50.                               Given your disclosures here and on page 98, it appears that many of your directors are currently associated with entities that beneficially own a significant portion of your outstanding securities.  Therefore, please explain to us why you have excluded from these directors’ business backgrounds an identification of such entities as affiliates of your company.  Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has included additional disclosure on pages 74-75 of Amendment No. 1 with respect to directors who are associated with Aurora Capital Group and Ares Management to further explain that such entities are affiliates of the Company.

51.                               Please reconcile your disclosure that Mr. Janik has been service as your CEO since 2000 with your disclosure on page 9 that you were formed in 2004.

In response to the Staff’s comment, the Company advises the Staff that prior to 2004, Mr. Janik was the CEO of Douglas Dynamics Incorporated, the entity that previously operated our business. We have revised the disclosure on page 73 of Amendment No. 1 to clarify the history of Mr. Janik’s tenure as our CEO.

52.                               We note the reference on page 83 to “key management employees.”  Refer to Regulation S-K Item 401(c) and revise your disclosure accordingly.

In response to the Staff’s comment, the Company supplementally advises the Staff that none of the “key management employees” constitutes a significant employee for purposes of Item 401(c) of Regulation S-K and that there are no other significant employees for whom disclosure is required pursuant to Item 401(c) of Regulation S-K.  Accordingly, the Company has eliminated the use of the term “key management employee” in Amendment No. 1.

Structure of our Board of Directors, page 76

53.                               Refer to the last paragraph under this caption.  Please disclose the information required by Regulation S-K Item 407(a).

In response to the Staff’s comments, the Company has included additional disclosure on page 76 of Amendment No. 1 identifying each of the Company’s directors that qualify as “independent” under the independence standards of the New York Stock Exchange.

Executive Compensation, page 80

Objectives of our Compensation Program, page 80

54.                               You disclose that your compensation philosophy is centered on providing an opportunity for total annual compensation to exceed the median level for similar executives at “comparable manufacturing companies.”  This appears to be inconsistent with the last paragraph on this page.  Please revise or advise.  If, in fact, you target total annual compensation, please identify the comparable companies on which those targets are based.  See Regulation S-K Item 402(b)(2)(xiv).  Also, if the total compensation actually paid to or earned by your named executive officers differs from the targeted amount, please revise to state so and quantify and explain the reason for the difference.

In response to the Staff’s comment, the Company advises the Staff that as disclosed in the first full paragraph on page 82 of Amendment No. 1, the Company does not undertake any formal benchmarking processes or use the services of an independent compensation consultant in setting executive compensation, and instead relies on the collective knowledge of our Chief Executive Officer and members of our Board of Directors regarding the general market level of compensation for similar executive roles.  Accordingly, there are no “comparable manufacturing companies” that are required to be disclosed under Regulation S-K Item 402(b)(2)(xiv).  The Company has revised the applicable disclosure on pages 81-82 of Amendment No. 1 to clarify how the Company sets executive compensation.

In addition, because the Company does not set specific targeted amounts of compensation for the named executive officers, there are no differences in terms of compensation actually paid that need to be quantified and explained.

Management’s Role in the Compensation-Setting Process, page 80

55.                               Expand to clarify how the Compensation Committee’s role will expand after this offering.

In response to the Staff’s comment, we have revised the disclosure on pages 81-82 of Amendment No. 1 as requested to clarify how the Compensation Committee’s role will expand after this offering.

Base Salary, page 81

56.                               Please disclose the reasons for the increases disclosed in this section.  Include a discussion of what factors were used to determine that a merit increase was appropriate and to determine the size of the increase and why the percentage increase differed among the named executive officers.

In response to the Staff’s comment, we have revised the disclosure on page 82 of Amendment No. 1 as requested to provide that factors used to determine the appropriateness and size of each merit increase were based on the subjective reasoning of our Chief Executive Officer.  Additionally, we have clarified our disclosure on page 82 of Amendment No. 1 to provide that

Mr. Hagelin received a larger percentage increase because his base salary is substantially lower than the other named executive officers whose salaries were increased in 2009.  Accordingly, his increase in base salary, which was similar in absolute dollar amount to the other named executive officers’ increases, resulted in a larger percentage increase.

Annual Incentive Plan, page 81

57.                               Refer to the last sentence of the first paragraph.  Please clarify whether you mean that base salaries are set at the median level for comparable companies and compensation exceeds that level only as a result of other elements of compensation.

In response to the Staff’s comment, we have revised the disclosure on page 83 of Amendment No. 1 as requested to clarify that compensation exceeds the general market levels of compensation only as a result of our variable compensation program.

58.                               Please clarify the geographic reach of your calculation of snowfall inches for purpose of your incentive plan compensation.

In response to the Staff’s comment, we have revised the disclosure on page 83 of Amendment No. 1 as requested to provide that the calculation of snowfall inches is based on aggregate snowfall levels in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western Unites States where the Company monitors snowfall levels.

59.                               With a view toward clarified disclosure, please show us how to reconcile the $40.3 million operating income with the information in your financial statements.

In response to the Staff’s comment, we have revised the disclosure on page 84 of Amendment No. 1 as requested to provide for a reconciliation between the $40.4 million operating income used under our Annual Incentive Plan with the operating income disclosed in our financial statements.

60.                               Please show us your calculations supporting the 11.7% figure.  Also show us how the percentages in this table generate the incentive plan compensation amounts disclosed in your Summary Compensation Table.

In response to the Staff’s comment, we have revised the disclosure on page 84 of Amendment No. 1 as requested to show the calculations supporting the 11.7% payout figure with respect to the operating income component and the 34.5% payout figure with respect to the perfect shipment component.  Collectively, these two payout components are equal to the incentive plan compensation amounts disclosed in the Summary Compensation Table.

2004 Stock Incentive Plan, page 82

61.                               You disclose on page 83 that all option awards to date have been made in connection with the named executive officer’s commencement of employment.  However, it appears from your disclosure on page 74 that Mr. Janik began his employment with you in 2000, and your disclosure on page 88 indicates that you granted him options in 2004.  Please revise.

In response to the Staff’s comment, we have revised the disclosure on page 85 of Amendment No. 1 as requested to clarify that Mr. Janik’s options were awarded to him in connection with Aurora’s acquisition of the Company in 2004.

Long Term Incentive Plan, page 83

62.                               Please tell which exhibit to your registration statement reflects this plan.

In response to the Staff’s comment, we advised the Staff that Exhibit 10.21 reflects the Long Term Incentive Plan.

Summary Compensation Table, page 86

63.                               Please tell us how the table reflects the compensation expense mentioned in Note 10 on page F-44.

In accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, the Company recognized compensation expense in connection with the repurchase of certain securities owned by Messrs. Janik and McCormick.  However, because the securities were repurchased at fair market value, no compensation was reported in the Summary Compensation Table.  See “Certain Relationships and Related Party Transactions-Repurchase Agreements” on page 106 of Amendment No. 1.

Outstanding Equity Awards  . . ., page 88

64.                               Please tell us why the last column for Mr. Janik is blank.

The Company advises the Staff that it has included the applicable disclosure in the Outstanding Equity Awards at Year End 2009 table on page 91 of Amendment No. 1.

65.                               Please disclose when the stock award vests.

In response to the Staff’s comment, we have revised the disclosure on page 91 of Amendment No. 1 as requested to add a footnote that discloses that deferred stock units vest upon the earlier to occur of a change of control or the later of the closing of a qualified initial public offering or the expiration of the lock-up agreement entered into in connection with the qualified initial public offering.

Pension Plan, page 89

66.                               Please provide the disclosure required by Instruction 4 to Regulation S-K Item 402(h)(2).

In response to the Staff’s comment, the Company advises the Staff that instruction 4 to Regulation S-K Item 402(h)(2) only requires disclosure where a named executive officer’s number of years of credited service with respect to any pension plan is different from the named executive officer’s number of actual years of service.  Here, the number of years of credited service is equal to the number of actual years of service.  Therefore, no disclosure is required.

67.                               Clarify why the last paragraph says that the table includes only the change in present value.  See Regulation S-K Item 402(h)(2)(iv).

In response to the Staff’s comment, we have revised the disclosure on page 92 of Amendment No. 1 as requested to provide that the table includes the actuarial present value of each named executive officer’s accumulated benefit in accordance with Regulations S-K Item 402(h)(2)(iv).

Change of Control, page 91

68.                               Expand your disclosure to clarify whether the “change of control” provisions you mention will be triggered as a result of this offering.  Also note your obligations pursuant to Regulation S-K Item 403.

In response to the Staff’s comment, we have revised the disclosure on page 93 of Amendment No. 1 as requested to clarify that the “change of control” provisions described in this section will not be triggered as a result of this offering unless specifically noted.  Additionally, in respect of Regulation S-K Item 403 the Company has included disclosure on page 100 of Amendment No.1 indicating that the Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control (other than the offering itself which may constitute a change of control under the Liquidity Bonus Plan).

69.                               Please clarify what entity you mean by your reference to “Douglas LLC.”

In response to the Staff’s comment, we have revised the disclosure on page 95 of Amendment No. 1 as requested to refer to Douglas Dynamics, L.L.C., which is one of the subsidiaries of the Company.

All Named Executive Officers, page 92

70.                               Please quantify the number of shares that would satisfy the condition in clause (ii) of the second paragraph.

In response to the Staff’s comment, we have revised the disclosure on page 95 of Amendment No. 1 as requested to quantify the number of shares that would satisfy the condition in clause (ii) of the definition of “change of control” under the Liquidity Bonus Plan.

Mr. Janik’s Deferred Stock Units, page 92

71.                               Tell us why your disclosure here does not include the qualified initial public offering conversion provision mentioned on pages F-44.  Also note your obligations under Regulation S-K Items 403 and 404.

In response to the Staff’s comment, we have revised the disclosure on pages 95-96 of Amendment No. 1 as requested to include the qualified initial public offering conversion provision mentioned on page F-44.    The Company notes its obligations under Regulation S-K Items 403 and 404.

Compensation of Directors, page 96

72.                               Please provide the table required by Regulation S-K Item 402(k).  If the table omits the compensation to affiliates of your directors mentioned on page 104, please provide us your analysis of applicable authority supporting the omission.

In response to the Staff’s comment, the Company advises the Staff that none of our non-employee directors received any compensation during 2009.  Therefore, no director compensation table is required by Regulation S-K Item 402(k).  Please note, however, that our narrative disclosure on pages 98-99 of Amendment No. 1 contains the number of stock options held by our non-employee directors as of December 31, 2009.

In addition, we are not required to disclose the payments (the “Management Fees”) to Aurora Management Partners LLC, a Delaware limited liability company, an affiliate of Aurora Capital Group, and ACOF Management, L.P., a Delaware limited partnership, an affiliate of Ares, under the Amended and Restated Joint Management Services Agreement described on page 108 of Amendment No. 1  as compensation to those directors that are affiliated with Aurora Capital Group or Ares. The Management Fees are paid to the respective Aurora and Ares entities and not paid to the affiliated directors.  The fact that these directors are employed by or affiliated with those entitles and may receive an indirect benefit as a result of the Management Fees does not constitute compensation under Regulation S-K Item 402(k).  Regulation S-K Item 402(k)(2)(vii)(F) requires the disclosure of fees that are paid by a registrant directly to the director for her or her consulting services, and not fees paid to an affiliated entity, which are covered by Regulation S-K Item 404.

Principal and Selling Stockholders, page 98

73.                               Please tell us whether any selling stockholder is a broker-dealer or affiliate of a broker-dealer.

No selling stockholder has indicated to the Company that it is a broker-dealer or an affiliate of a broker-dealer other than General Electric Pension Trust.  General Electric Pension Trust has informed the Company that it is an affiliate of General Electric Company. Two of General Electric Company’s subsidiaries, GE Investment Distributors, Inc. and GE Capital Markets, Inc. are United States broker-dealers, and additionally certain of its other affiliates are foreign broker-dealers (i.e., broker-dealers organized outside of the United States).  None of General Electric Company’s affiliated broker-dealers will be participating in any capacity in the Company’s initial public offering.

74.                               Please describe the transactions in which each selling stockholder acquired the offered shares.  Include the date of the transaction and the amount of consideration received.

In response to the Staff’s comment, the Company has included the requested disclosure on page 100 of Amendment No. 1

75.          Please disclose the identities of the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by Ares and GEPT.

Based on information furnished to the Company by Ares and GEPT, respectively, the Company informs the Staff of the following with respect to the shares held by Ares and GEPT:

•                  Ares Corporate Opportunities Fund, L.P. (“ACOF”), which is a direct holder of the Company’s shares is indirectly controlled by Ares Partners Management Company LLC (“APMC”) which, in turn, is managed by an executive committee consisting of certain of the founding members of Ares Management LLC.  None of the members of the executive committee of APMC has sole voting power with respect to the shares of the Company held by ACOF.  Each of the members of the executive committee expressly disclaims beneficial ownership of the shares of common stock of the Company held by ACOF.  The Company has revised the disclosure in footnote 3 on page 102 of the Amendment No.1 to the disclose the foregoing with respect to Ares.

•                  As disclosed in footnote 4 on page 102 of Amendment No.1, GE Asset Management Incorporated acts as an investment manager for GEPT and as such may be deemed to beneficially share ownership of the shares owned by GEPT.  Various authorized officers, acting on a consensus basis, have the power to cause GE Asset Management Incorporated to exercise voting and/or dispositive power with respect to the shares held by GEPT.  The Company has revised the disclosure on in footnote 4 on page 102 of Amendment No. 1 to disclose the foregoing with respect to GEPT.

76.                               We note footnotes 10 and 11.  Please tell us how your affiliates who are entities make voting and investment decisions regarding your shares such that their affiliates who serve or your board as their designees do not at least share indirect beneficial ownership of the securities held in the name of those entities.

In response to the Staff’s comment, the Company advises the Staff of the following based on information furnished to the Company by Aurora Capital Group and Ares, respectively. Voting and investment decisions regarding the Company’s shares held by Aurora Equity Partners II L.P. and Aurora Overseas Equity Partners II, L.P. (collectively, the “Aurora Entities”) are made by the natural persons who control the Aurora Entities.  None of the Aurora Entity-designated directors who serve on the Company’s Board of Directors have control over the ultimate parent entities of the Aurora Entities, whether through an ownership interest, officer position or otherwise.  Hence, none of the Aurora-designated directors have or share beneficial ownership of the Company’s shares held by the Aurora Entities.  As disclosed in footnote 1, Messrs Gerald Parsky and John Mapes jointly control the ultimate parent entity of the Aurora Entities and as such may be deemed to have voting and investment control over the Company shares held by the Aurora Entities.  In the case of Ares Corporate Opportunities Fund, L.P., we note that the Registration Statement currently discloses Mr. Serota’s and Mr. Rahemtulla’s association with Ares as well as their directorships of the Company.  With respect to Mr. Serota, we further note that Mr. Serota holds an indirect non-voting interest (less than 1%) in APMC, which entity may be deemed to control ACOF and, as such, he has no management role with respect to Ares’ activities other than in his capacity as a senior partner of Ares’ private equity investment group and member of the corresponding investment committee respecting ACOF’s investment activities. Mr. Serota expressly disclaims beneficial ownership of the shares of common stock owned by ACOF.  In light of the foregoing, we do not believe that additional disclosure respecting Mr. Serota’s interest in APMC serves the public interest or is otherwise necessary.  Mr. Rahemtulla has no interest in APMC.

Related Party, Transaction Policy, page 100

77.                               Please disclose the standards to be applied when the audit committee considers “all relevant facts and circumstances.”  See Regulation S-K Item 404(b)(1)(ii).

In response to the Staff’s comment, we have revised the disclosure on page 104 of Amendment No. 1 to disclose the standard to be applied when the audit committee considers “all relevant facts and circumstances.”

Promissory Notes, page 100

78.                               Please disclose when the outstanding notes must be repaid.

In response to the Staff’s comment, the Company advises the Staff that the outstanding notes must be repaid by the earlier of March 30, 2014 or a change of control (as defined in the same manner in the option award agreements).  The Company has included applicable disclosure on pages 104-105 of Amendment No. 1.

Securityholders Agreement, page 102

79.                               Please identify each related party who is a party to this agreement.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page 106 of Amendment No. 1.

80.                               We note your statement that the summary does not purport to be a complete description of the agreement described in this section.  We note similar statements in other sections of your related-party transactions disclosure.  We also note that you have not yet filed the related agreements.  Please tell us which material provisions of the agreements you have omitted from the disclosure.

In response to the Staff’s comment, the Company advises the Staff that no material provisions of any of the Company’s agreements discussed in the section entitled “Certain Relationships and Related Party Transactions” have been omitted from the disclosure.

Information Rights, page 103

81.                               Please disclose the “specified ownership threshold” mentioned in this paragraph and the next paragraph.

In response to the Staff’s comment, the Company advises the Staff that Ares is entitled to information and Board observer rights so long as Ares beneficially owns at least 20,000 shares of Company common stock but less than 60,000 shares Company common stock; and GEPT is entitled to information and Board observer rights so long as GEPT beneficially owns at least 9,250 shares of Company common stock, in each case as such numbers may be adjusted for any stock splits.  In addition, so long as the Aurora Entities, its affiliates and its co-investors beneficially own at least 119,643 shares of Company common stock, and Ares and its affiliates must beneficially own at least 60,000 shares of Company common stock, respectively, the written approval of the Aurora Entities or Ares, as the case may be, is required to amend or terminate the Securityholders Agreement.  The Company has revised the applicable disclosure on page 107 of Amendment No. 1.

Amendment and Restatement, page 105

82.                               Please identify the “certain circumstances.”  Are you completely eliminating the transaction fee?  Are you retaining the service fee?  Please clarify.

In response to the Staff’s comment, the Company advises the Staff that it intends to eliminate the management fees and the fees payable for any acquisition or any sale or disposition of the Company or any division of the Company or any of its affiliates or any sale of all or substantially all of the assets of the Company other than in the ordinary course of business.  The Company has revised the disclosure on page 109 of Amendment No. 1 to clarify the circumstances in which the Company will terminate the management fee and the transaction fee payable under the Management Services Agreement.

Description of Indebtedness, page 106

83.                               With a view toward clarified disclosure, please provide us your analysis of the extent to which conditions could deteriorate without causing a liquidity event or covenant violation.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has not been subject to a liquidity event since the inception of our revolving credit facility and, while future adverse business developments could result in a liquidity event, we do not anticipate the occurrence of a liquidity event under foreseeable circumstances.  As of December 31, 2009, the Company had availability under its revolving credit facility of $60 million.  The Company has revised the applicable disclosure on page 111 to reflect the foregoing.

Additional Revolving Loan Commitments and Term Loans, page 106

84.                               Please quantify the increase in the interest rate to which you currently intend to agree concurrent with this offering.

In response to the Staff’s comment, the Company advises the Staff that it is still in negotiations with its lenders regarding the terms of the proposed additional indebtedness the Company intends to incur concurrent with the offering and accordingly, does not currently have available the requested information regarding any anticipated increase in interest rate.  The Company will, however, include such information in the Registration Statement by amendment once such terms are finalized and will supplementally advise the Staff of the same.

Authorized Capital, page 108

85.                               Please tell us what number should fill in the last blank in this section and whether you are required to register your securities pursuant to Section 12(g) of the Exchange Act.

In response to the Staff’s comment, the Company advises the Staff that it intends to include the number of stockholders of record immediately prior to the consummation of the offering in the referenced blank.  The Company is not required to register such securities pursuant to Section 12(g) of the Exchange Act as there are less than five hundred holders of record.

Underwriting, page 117

86.                               Please tell us when the investors mentioned in the second full paragraph on page 118 have “expressed an interest in purchasing [your] common stock.”  Also tell us whether your communications with those investors were “offers” as defined in the Securities Act.

In response to the Staff’s comment, the Company advises the Staff that it has not made any offers of its common stock to its employees, directors and other persons associated with the Company and as of the date hereof, no such persons have expressed interest in participating in this offering.  Accordingly, the Company has revised the applicable disclosure on page 122 of Amendment No. 1.

Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

General

87.                               Please update your financial statements as required by Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Registration Statement to include its audited financial statements for the year ended December 31, 2009 in accordance with Rule 3-12 of Regulation S-X.

Note 2.  Summary of Significant Accounting Policies, page F-7

Accounts Receivable Securitization, page F-8

88.                               We see that you recognize revenue at the time inventory is sold to a distributor when the distributor has financed their purchase through a third party financing company and that you may be obligated to repurchase inventory if the financing company is unable to collect the full amount.  Please tell us your accounting basis for recognizing revenue when you may be obligated to repurchase the inventory.

In response to the Staff’s comment, the Company has revised its disclosure in Footnote 2 on page F-8 to discuss the  financing program (previously referred to as an accounts receivable securitization) offered to its distributors.  This financing program allows the distributor to finance its purchase from the Company directly with the third party financing company.  The Company provides the third party financing Company recourse regarding the collectability of the receivable under the program due to the fact that if the third party financing company is unable to collect from its distributor the amounts due in respect to the product financed, the Company would be obligated to repurchase any remaining inventory related to the product financed and reimburse any legal fees incurred by the third party financing company.  The Company believes  that the obligation to repurchase inventory is minimal based on historical experience. The Company continues to disclose in Footnote 2 on page F-8 of Amendment No. 1 that required repurchases of inventory have been immaterial in the past.

Revenue Recognition, page F-12

89.                               We see that you primarily sell your products to distributors.  Please revise to explain in greater detail your revenue policies, including how you determine when each of the conditions listed in your current disclosure are satisfied.  To the extent relevant, please also address post shipment obligations, customer acceptance provisions, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and the impact on the amounts and timing of revenues.

In response to the Staff’s comment, the Company has revised the applicable disclosure on pages F-11 and F-12 of Amendment No. 1.

Note 3.  Related-Party Transactions, page F-15

90.                               We note that you have amounts recorded in your consolidated statements of operations and balance sheets related to the joint management services agreement with a related party.  Please tell us how you considered Rule 5-02-3 and Rule 4-08(k) of Regulation S-X in determining whether these amounts should be specified as “related party” on the face of the financial statements.

In response to the Staff’s comment, the Company has revised its consolidated statements of operations and balance sheets on pages F-4 and F-3, respectively, of Amendment No. 1, to include a separate line item related to the joint management services agreement and has specified that this line item relates to fees payable to related parties.

Note 15.  Commitments and Contingencies, page F-32

91.                               We reference the disclosure that you do not believe that any pending litigation will have a material adverse effect on your consolidated financial position.  Please revise to also disclose if you expect any material adverse effect on your consolidated results of operations and liquidity.

In response to the Staff’s comment, the Company has revised the applicable disclosure on page F-30 of Amendment No. 1.

Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2009 and 2008

Note 13.  Restructuring, page F-45

92.                               We reference the disclosure that you expect to recognize termination costs of $824,000 and other costs of $1,464,000.  Please tell us why you have only accrued $690,000 of restructuring expenses as of September 30, 2009.  For example, tell us why the remainder of the liabilities has not been “incurred” as of September 30, 2009.  We reference FASB ASC 420-10-30.

In response to the Staff’s comment, the Company supplementally advises the Staff that with respect to the $1,464,000 of other costs, ASC 420-10-30-10 indicates a liability for other costs associated with an exit or disposal activity shall be measured at its fair value in the period in which the liability is incurred (generally, when goods or services associated with the activity are received).  The $1,464,000 of other costs are comprised of estimated closure and re-location costs of equipment that were not yet incurred as of the financial statement date.

With respect to the total expected termination costs of $824,000, the Company determined that certain severance amounts should be accrued for under ASC 712-10-25 as soon as it was considered probable that employees were entitled to the benefits and the amounts were reasonably estimated in accordance with the Company’s severance policy. In instances where benefits were provided under a one-time benefit arrangement and were above and beyond the Company’s severance policy, these benefits were accounted for under ASC 420-10-30-6 whereby the fair value of the remaining liability calculated at the measurement date was recognized ratably over the future service period.  The remaining amount of $134,000 ($824,000 total expected costs less $690,000 cost accrued) represents the amounts to be recognized over the future service period after the financial statement date.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

93.                               Please file as an exhibit the lock-up agreement mentioned on page 111.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not filed the lock-up agreement mentioned on page 115 of Amendment No. 1 as it is not required to be filed as an exhibit pursuant to Item 601 of Regulation S-K because the Company will not be party to such agreement.

Item 17.  Undertakings, page II-4

94.                               Please note that due, in part, to Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include those undertakings.

In response to the Staff’s comment, we have included the required undertakings on page II-5 of Amendment No. 1.

Exhibit 23.1

95.                               Please include a currently dated and signed consent from your independent auditors with your next amendment.

In response to the Staff’s comment, we have included a currently dated and signed consent from our independent auditors with this Amendment No. 1.

*              *              *

We appreciate the opportunity to respond to your comments.  If you have further comments or questions, we stand ready to respond as quickly as possible.  If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ James L. Janik
James L. Janik President and Chief Executive Officer